Exhibit 23.1









The Board of Directors
Lunar Corporation

We consent to incorporation by reference in the registration statement on Form S-8 of Lunar Corporation of our reports dated August 4, 1995, relating to the consolidated balance sheets of Lunar Corporation and subsidiaries as of June 30, 1995 and 1994, and the related consolidated statements of income, shareholders' equity, and cash flows and the related financial statement schedule for each of the years in the three-year period ended June 30, 1995, which reports appear in or are incorporated by reference in the June 30, 1995 annual report on Form 10-K of Lunar Corporation.



KPMG Peat Marwick LLP
Chicago, Illinois
October 30, 1995